NEWS    from     H. L. LANZET, INC.
                    12 Hull Street
                    Oceanside, NY 11572
                    (212) 687-0061  o (516) 763-1668
                    Fax: (212) 687-5804 o (516) 763-1626

==============================================================================
FOR IMMEDIATE RELEASE

 CONTACT: Robert Bradshaw, CEO             Herbert Lanzet/DeeDee Lanzet
          01144 151 706 0077               H.L. Lanzet, Inc
          Richard Walker, CFO              212-687-0061
          01144 161 772 7204



              TOWNPAGESNET.COM PLC CHANGES NAME & COMMENCES TRADING
                               AS TPN HOLDINGS PLC


MANCHESTER, England March 6, 2001--TownPagesNet.com plc (AMEX: TPN) today announced that on February 28, 2001, its shareholders approved a change in the Company's name to TPN Holdings plc. The name change was subject to the approval of the Registrar of Companies for England and Wales, which was received on March 2, 2001.

The American Stock Exchange will commence trading in the Company's ordinary shares, which are represented by American Depositary Shares, under the Company's new name today. The Company's ticker symbol, TPN, will remain unchanged. It is not necessary for shareholders to exchange their existing stock certificates for new certificates bearing the new name of the Company. The existing stock certificates will constitute good delivery in post-name change transactions involving the Company's ordinary shares.

The Company's management and board of directors believe that the name TPN Holdings plc more accurately portrays its structure as a holding company with investments in a number of subsidiaries, such as Buyers Guide plc and the WWW Group, which are active in Internet, New Media and advertising related services to both businesses and consumers. Several of these investments generate revenues from traditional sources as opposed to typical "dotcom" income, although the Company does retain a significant interest in the new technology sector.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.


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